UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

	NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-35064

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	CUSIP NUMBER 452834 10 4

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMPERIAL HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

701 Park of Commerce Boulevard, Suite 301

Address of Principal Executive Office (Street and Number)

Boca Raton, FL 33487

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Imperial Holdings, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”) within the prescribed time period due to the circumstances described below.

As previously disclosed by the Company in its filings with the U.S. Securities and Exchange Commission (the “SEC”), the U.S. Attorney’s Office for the District of New Hampshire (the “USAO”) was investigating the Company and certain of the Company’s employees relating to its premium finance unit and on April 30, 2012, the Company entered into a non-prosecution agreement with the USAO. In addition, as previously disclosed in filings with the SEC, the staff of the Division of Enforcement of the SEC is conducting an investigation to determine whether any violations of federal securities laws have occurred.

The Company was delayed in the completion of its financial statements for the year ended December 31, 2011 and for the quarters ended March 31 and June 30, 2012 as it established and continues to establish the fair value of premium finance loans on its balance sheet and of certain policies in the Company’s portfolio. While the Company has since completed its financial statements and filed its annual report on Form 10-K for the year ended December 31, 2011 and its quarterly report on Form 10-Q for the quarter ended March 31, 2012, the Company is still working to complete its financial statements and file its quarterly report on Form 10-Q for the quarter ended June 30, 2012. Until the Company is able to file its quarterly report on Form 10-Q for the quarter ended June 30, 2012, the Company expects that it will not be in a position to begin drafting the Form 10-Q or complete financial statements for the quarter ended September 30, 2012.

As previously furnished in a current report on Form 8-K on October 5, 2012 and subject to the “Safe Harbor Statement” below, the Company expects to be in a position to file the Form 10-Q prior to the end of fiscal 2012.

Management is continuing to assess the effect of these matters on the Company’s internal control over financial reporting and its disclosure controls and procedures.

Safe Harbor Statement

This notice contains certain “forward-looking statements” relating to the business of the Company and its subsidiaries. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the investigations and any other statements of non-historical information. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. These risks and uncertainties include the Company’s ability to complete any necessary additional procedures relating to its previously announced internal investigation and the completion of its financial information for the quarters ended June 30, 2012 and September 30, 2012, respectively; the investigation by the Securities and Exchange Commission, and potential adverse outcomes associated with the investigations, including payments or fines the Company may be required to make, restrictions placed upon the Company and legal proceedings that may relate to these matters; the possibility that payments due to the Company under certain policies may be delayed; the amount of legal expenses for which the Company is reimbursed under its directors and officers insurance policy; the accuracy of actuarial assumptions underlying the Company’s models; the effect of policy premium payments on the Company’s liquidity; the Company’s continued ability to pay policy premiums; unanticipated accounting issues or audit issues regarding the financial data for the affected periods; inability of the Company or its independent registered public accounting firm to confirm relevant information or data; unanticipated issues that prevent or delay the Company’s independent registered public accounting firm from concluding its procedures for the quarters ended June 30, 2012 and September 30, 2012, respectively, or that require additional efforts, procedures or review; the Company’s inability to design or improve internal controls to address identified issues; the impact upon operations of legal compliance matters or internal controls review; and expenses associated with the foregoing. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. For additional information and risk factors that could affect the Company and these forward-looking statements, see its filings with the Securities and Exchange Commission. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Altschuler	561	995-4200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

On March 31, 2012, the Company filed an NT 10-K on Form 12b-25 with the Securities and Exchange Commission and disclosed that it would not be able to timely file its annual report on Form 10-K for the year ended December 31, 2011; the Company subsequently filed its annual report on Form 10-K for the year ended December 31, 2011 on October 5, 2012. On May 14, 2012, the Company filed an NT 10-Q on Form 12b-25 with the Securities and Exchange Commission and disclosed that it would not be able to timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2012; the Company subsequently filed its quarterly report for the quarter ended March 31, 2012 on Form 10-Q on November 2, 2012. On August 13, 2012, the Company filed an NT 10-Q on Form 12b-25 with the Securities and Exchange Commission and disclosed that it would not be able to timely file its quarterly report on Form 10-Q for the quarter ended June 30, 2012.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No**

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

**	The Company is unable, at this time, to provide a reasonable estimate of its results of operations for the quarter ended September 30, 2012 and comparing such estimate with previously reported results of operations for the corresponding quarter of 2011 for the purpose of stating whether there will be a significant change in the results of operations of the Company.

IMPERIAL HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 7, 2012	By:	/s/ Michael Altschuler
Michael Altschuler
General Counsel & Secretary